June 12, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
ATTN: Valeria Franks and Keira Nakada
Washington, D.C. 20459

Re:    Mistras Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Annual Report to Security Holders for Fiscal Year Ended December 31, 2024
Correspondence letter dated June 11, 2025
File No. 001-34481

Ladies and Gentlemen:

Mistras Group, Inc. (the “Company”) is in receipt of your letter dated June 11, 2025, regarding your review of our June 2, 2025 response to your comment letter dated May 19, 2025. Please accept this letter as acknowledgement that the Company will provide reconciliations for all non-GAAP measures to comparable GAAP measures in future Annual Reports to Security Holders.

Sincerely,

/s/ Edward J. Prajzner
Senior Executive Vice President and Chief Financial
    Officer